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February 15, 2008                                                                        59364.00002

VIA EDGAR

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ILOG S.A.
Form 20-F for Fiscal Year Ended June 30, 2007
Filed October 9, 2007
File No. 000-29144

    Dear Mr. Kronforst

I am writing to you on behalf of ILOG S.A. (“ILOG”), a société anonyme, a form of corporation incorporated under the laws of France, to confirm that ILOG is in receipt of the Staff comment letter, dated January 31, 2008 and, as you requested, to inform you that ILOG currently anticipates submitting its responses to the comment letter during the week of February 18, 2008.  Please do not hesitate to contact the undersigned at (212) 318-6311 if you have any questions in regard to this matter.

Sincerely,

/s/ Scott R. Saks

Scott R. Saks
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

SS

cc:           Jerome Arnaud
Chief Financial Officer, ILOG S.A.
Kathleen Jason-Moreau, Esq.
General Counsel, Vice President, ILOG S.A.